SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of November 2017

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58217, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

A consortium consisting of KEPCO and Marubeni, a Japanese corporation, entered into several contracts with the Ministry of Industry and Trade (MOIT) of Vietnam and several other Vietnamese parties in relation to the Nghi Son II project involving the construction and operation of coal-fired power plant with total net capacity of 1,200 megawatts. These contracts include the BOT (“build, operate and transfer”) contract, a power purchase agreement, a government guarantee and a land lease contract.

The term of this project is expected to be from December 2017 to December 2046, comprised of 4 years of construction and 25 years of operation. The project will be operated by a special purpose company, which is owned 50:50 by KEPCO and Marubeni. The total project cost is expected to be approximately US$2.34 billion, and KEPCO expects to invest approximately US$287 million for the equity interest in the special purpose company.

KEPCO was awarded this project by the MOIT after competitive international bidding. This project marks KEPCO’s first entry into the Vietnamese power generation market. KEPCO has also secured Electricity of Vietnam (EVN), a state-owned utility company in Vietnam, to purchase 100% of electricity generated from this project for a term of 25 years. Doosan Heavy Industries and Construction will also participate in this project as an EPC contractor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jong-soo
Name:	Kim, Jong-soo
Title:	Vice President

Date: November 9, 2017